Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	September 30,
	2010	2009
Income from continuing operations before income tax	$173,819	$174,856

Add:
Fixed charges	103,206	76,888
Amortization of capitalized interest	2,607	2,208

Less:
Interest capitalized	2,689	3,810
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$276,943	$250,142

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$83,458	$58,551
Interest capitalized	2,689	3,810
Portion of rent expense representative of interest (30%)	17,059	14,527

Fixed charges	$103,206	$76,888

Ratio of earnings to fixed charges	2.68	3.25

Deficiency of earnings to cover fixed charges	$—	$—